July 7, 2022

Active$_2$Tec and Royal Caridea

Active$_2$Tec (www.active2tec.com) fresh packaging makes e-commerce and consumer-direct business models viable for perishable foods. ***Active$_2$Tec is the only modified atmosphere packaging system which permits recovery from temperature abuse and solves condensation & moisture problems.***

Active$_2$Tec extends food product lifespan for efficient supply chain management, reduction of logistical costs, and smaller carbon footprints.

Active$_2$Tec provides full-service solutions, including direct access to clients and customers in Dubai, Hong Kong, and the E.U.

Active$_2$Tec plans to purchase premium fresh never frozen shrimp from Royal Caridea, when available from its GEN-2 system, the shrimp will be packaged in our Active$_2$Tec fresh packaging, for resale, and distribution in key foreign destinations worldwide.

Regards,

Active$_2$Tec, LLC
Founder